SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended April, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

18 April, 2012

BP And PSC Reach Definitive Settlement Agreements
And Seek Preliminary Court Approval

BP today announced that it has reached definitive and fully documented agreements with the Plaintiffs' Steering Committee (PSC) to resolve the substantial majority of eligible private economic loss and medical claims stemming from the Deepwater Horizon accident and oil spill. The parties have filed for preliminary court approval of the two settlement agreements, one resolving economic loss and property damage claims and the other resolving medical claims.

BP and the PSC believe that the settlement agreements are a fair, reasonable and adequate resolution of the claims. As part of the motions seeking preliminary approval, the parties have asked the Court to approve proposed plans to notify class members of their rights under the settlement agreements and schedule fairness hearings. Once these hearings have taken place, the Court will decide whether to give final approval to each settlement agreement. BP has also asked the Court to adjourn the MDL 2179 liability trial until after it determines whether to grant final approval of the settlement agreements. The PSC will not oppose this request for adjournment.

"This settlement demonstrates BP's continued progress in resolving significant issues related to the Deepwater Horizon accident," said Bob Dudley, BP Group Chief Executive. "BP made a commitment to help economic and environmental restoration efforts in the Gulf Coast, and this settlement provides the framework for us to continue delivering on that promise, offering those affected full and fair compensation, without waiting for the outcome of a lengthy trial process."

As previously disclosed, BP estimates that the cost of the settlement will be approximately $7.8 billion, including administration costs and plaintiffs' attorneys' fees and expenses, and is expected to be paid from the $20 billion Trust. The Trust is available to satisfy not only legitimate individual and business claims but also to pay certain other costs related to the accident and oil spill, including state and local government claims, state and local response costs, natural resource damages and related claims, and final judgments and settlements. While BP has sought to reliably estimate the cost of the settlement agreements, it is possible that the actual cost could be higher or lower than this estimate depending on the outcomes of the court-supervised claims processes. In accordance with its normal procedures, BP will reevaluate the assumptions underlying this estimate on a quarterly basis as more information, including the outcomes of the court-supervised claims processes, becomes available.

Prior to the settlement, BP had spent more than $22 billion toward meeting its commitments in the Gulf. BP has paid out more than $8.1 billion to individuals, businesses and government entities. In addition, BP has spent approximately $14 billion on operational response.

The settlement agreements filed today are consistent with the terms of the proposed settlement announced last month and, as disclosed at that time, are not expected to result in any increase in the $37.2 billion charge (which included the $20 billion charge taken in respect of the Trust) previously recorded in BP's financial statements.

The settlement agreements reached between BP and the PSC are the result of lengthy and detailed arm's-length settlement negotiations conducted in good faith over many months. Under the economic loss agreement, there are agreed compensation protocols for the payment of class members' economic losses and property damages. In addition, many economic loss class members will also receive payments based on negotiated risk transfer premiums (RTPs), which are multipliers designed to compensate claimants for potential future losses relating to the accident, along with other potential damages.

As previously announced, BP has agreed not to wait for preliminary or final approval of the economic loss and property damage settlement agreement before paying claims. In fact, the transitional Court-supervised claims facility has paid out more than $168 million in economic loss claims since March 8 and will continue to operate until the Court makes a determination on preliminary approval. If the Court grants preliminary approval, a new claims facility will open within 30 days (unless otherwise ordered by the Court) and will operate under the frameworks established by the economic loss and property damage settlement agreement.

Under the medical settlement agreement, payments will be made based on a matrix for certain specified physical conditions. Although claims will not be paid until final approval of the medical settlement agreement, class members will be permitted to file claim forms in advance of any effective date of the settlement to facilitate prompt administration of the medical settlement should it be approved. The agreement also provides for a 21-year periodic medical consultation program for qualifying class members. Class members claiming later-manifested physical conditions may pursue their claims in the future through a mediation/litigation process, but waive the right to seek punitive damages. Under the agreement, BP has also agreed to provide $105 million to the Gulf Region Health Outreach Program to improve the availability, scope and quality of healthcare in Gulf communities. This healthcare outreach program is intended to benefit both class members and others in those communities.

Under U.S. law, there is an established procedure for determining the fairness, reasonableness and adequacy of class action settlements. In accordance with this procedure, and subject to the Court granting preliminary approval of each settlement agreement, there will be extensive notification to the public, including through direct mail, print and broadcast media, and a website, to explain the settlement agreements, class members' rights, including the right to "opt out" of the classes, and the processes for making claims.

After final approval of the settlement, claims of class members who have not excluded themselves from the settlement will be dismissed. The settlement is not an admission of liability by BP.

The timing of both the fairness hearings and future MDL 2179 proceedings will be determined by the Court.

Notes to Editors

•	The Plaintiffs' Steering Committee (PSC) acts on behalf of individual and business plaintiffs in the Multi-District Litigation proceedings pending in New Orleans (MDL 2179).

•
This press release includes "forward-looking statements" including with respect to our estimate of costs to be paid under the settlement agreements, the expectation that the estimated costs will be payable from the Trust and the prospect for preliminary and final approval of the settlement agreements. These statements are based on certain assumptions made by the company based on claims experience, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks relating to the amount of payments that are actually made through the Court approved claims process, the outcome of the fairness procedures and process for obtaining preliminary and final approval of the settlement agreements and other important factors that could cause actual results to differ materially from those projected as described in the company's reports filed with the Securities and Exchange Commission. See "Risk Factors" in the company's Annual Report filed on Form 20-F and other public filings and press releases.

•
Any forward-looking statement speaks only as of the date on which such statement is made and the company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

•
Over the past five years, apart from Deepwater Horizon related costs, BP has invested more than $52 billion in the United States - more than any other oil and gas company and more than in any other country where it operates. BP is the second largest oil and gas producer in the United States, a leading refiner, and a major investor in alternative energy with a focus on wind energy and biofuels. Through BP's business activities, the company supports nearly a quarter of a million American jobs.

Further enquiries

BP Press Office, Houston +1 281 366 4463 uspress@bp.com
BP Press Office, London +44 (0)207 496 4076, bppress@bp.com

- ENDS -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 April 2012

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary